Exhibit 99.1

CLPS Incorporation Declares Special Cash Dividend of $0.13 Per Share for Third Consecutive Fiscal Years

HONG KONG, Oct. 24, 2024 /PRNewswire/ — CLPS Incorporation (the “Company” or “CLPS”) (Nasdaq: CLPS), today announced that its Board of Directors has declared a special cash dividend of $0.13 per share of common stock, marking the third consecutive fiscal year of such a payment. It is payable on November 12, 2024 to shareholders of record as of November 4, 2024. The aggregate amount of the payment to be made in connection with this special cash dividend will be approximately $3.6 million.

Mr. Raymond Lin, Chief Executive Officer of CLPS, commented, “In light of our recent stock performance, the Board of Directors has decided to declare another round of special cash dividend for our shareholders. This decision underscores our ongoing commitment to delivering value to our investors and reflects our confidence in the Company’s future. While we stay focused on our core business, we are actively pursuing new growth opportunities, such as expanding into emerging sectors and strengthening our international presence to ensure we remain competitive in the rapidly evolving market. We are confident that this dividend payout will not hinder our operational capabilities, including our pursuit of potential M&A as well as business expansion initiatives.”

The details of any future cash dividend declaration, including the amount of such dividend, the timing, and establishment of the record and payment dates, will be determined by the Board of Directors. The decision of whether to pay future cash dividends and the amount of any such dividends will be based on the Company’s financial position, results of operations, cash flows, capital requirements, business conditions, the requirements of applicable law, and any other factors the Board of Directors may deem relevant.

About CLPS Incorporation

Headquartered in Hong Kong, CLPS Incorporation is a leading global information technology (“IT”) consulting and solutions service provider, primarily focused on serving global institutions in the banking, wealth management, e-commerce, and automotive sectors. As an IT services provider for a growing network of clients within the fintech and financial services industry, CLPS has expanded its business beyond core IT services, venturing into the loan, e-commerce, academic education, and tourism sectors. Through its diversified offerings, CLPS is committed to providing comprehensive services and solutions for its clients. The Company maintains 20 delivery and/or research & development centers to serve different customers in various geographic locations. Mainland China centers are located in Shanghai, Beijing, Dalian, Tianjin, Xi’an, Chengdu, Guangzhou, Shenzhen, Hangzhou, and Hainan. The remaining 10 global centers are located in Hong Kong SAR, USA, Japan, Singapore, Australia, Malaysia, India, Philippines, Canada, and UAE. For further information regarding the Company, please visit: https://ir.clpsglobal.com/, or follow CLPS on Facebook, Instagram, LinkedIn, X (formerly Twitter), and YouTube.

Forward-Looking Statements

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance. Known and unknown risks, uncertainties and other factors, which may be beyond the Company’s control, may cause the actual results and performance of the Company to be materially different from such forward-looking statements. All such statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties related to the Company’s expectations of the Company’s future growth, performance and results of operations, the Company’s ability to capitalize on various commercial, M&A, technology and other related opportunities and initiatives, as well as the risks and uncertainties described in the Company’s most recently filed SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Contact:

CLPS Incorporation

Rhon Galicha

Investor Relations Office

Phone: +86-182-2192-5378

Email: ir@clpsglobal.com